                   FEDERAL DEPOSIT INSURANCE CORPORATION
                              Washington, D.C.

                             AMENDMENT NO. 2 TO
                                  FORM F-2

                 ANNUAL REPORT PURSUANT TO SECTION 13 OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 1994

                      FDIC Certificate No. 26400-8

                             BANK OF UNION
             -----------------------------------------------
             (Exact name of bank as specified in its charter)

    NORTH CAROLINA                                      56-1423761
----------------------                    -----------------------------------
(State or other jurisdiction               (I.R.S. Employer Identification No.)
of incorporation or organization)

        201 North Charlotte Avenue
        Post Office Box 1459
        Monroe, North Carolina                             28112
----------------------------------------------            ----------
        (Address of principal office)                     (Zip Code)

       Bank's telephone number, including area code (704) 289-9555

    Securities registered pursuant to Section 12(b) of the Act: NONE

      Securities registered pursuant to Section 12(g) of the Act:

                    Common Stock, $1.25 Par Value
                    -----------------------------
                          (Title of Class)

   Indicate by check mark if disclosure of delinquent filers pursuant to
Item 10 is not contained herein, and will not be contained, to the best of the Bank's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form F-2 or any amendment of this Form F-2. [ ]

   Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for
the past 90 days. YES   X   NO

   Based on the $12.50 bid price of the Bank's common stock on November 7, 1995, the aggregate value of the common stock held by nonaffiliates as of that date was $22,932,100.00.

   As of November 7, 1995 the Registrant had 2,192,270 shares of common stock issued and outstanding.

Item 7 - Management's Discussion and Analysis of Financial
         Condition and Results of Operations

    The information contained on pages 3 through 5 of the Bank's 1994 Annual Report to Shareholders under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" is incorporated herein by reference. The tables appearing on the following pages contain certain additional statistical information about the Bank for the periods and on the dates indicated therein.

    The following comments provide additional information:

Financial Condition

Insert after first paragraph:

    Loans at December 31, 1994 and 1993 are summarized in a table at Note 3 to the Financial Statements. The Bank grants primarily commercial and installment loans to customers throughout its market area, which consists primarily of Union and Mecklenburg Counties. The Bank generally maintains a diversified loan portfolio with no concentrations of risk to any one industry or any one borrower.
The commercial and agricultural loans primarily consist of commercial loans to small- and medium-sized businesses in its market area. Due to the broad diversification of commercial interest in Union and Mecklenburg Counties, the Bank's commercial loans are not concentrated in any one type of business or any one particular borrower. Typically commercial loans are secured by inventory, accounts receivable and the underlying real estate associated with the particular commercial enterprise. The Bank addresses the particular risks associated with each commercial loan through its loan underwriting process, through which it assesses the history of the borrower and economic vitality of the business as well as the borrower's business feasibility. The Bank's agricultural loans consist primarily of loans associated with the poultry industry. Such borrowers include poultry raisers and feed grain suppliers who generally are able to limit financial risks to a certain degree through contracts with growers. These loans typically are secured by inventory and underlying real estate. The Bank generally does not generate other types of agricultural loans which might be susceptible to weather volatility and other factors beyond the control of the Bank or the borrower. The Bank's consumer portfolio is primarily secured by personal property (automobiles, boats and other personal property) but does not amount to a significant portion of the total loan portfolio. Management of the Bank has not identified any other specific risks inherent in its loan portfolio.

Insert at end of third paragraph (formerly paragraph 2 before insertion of above):

    Also during 1994, the Bank experienced an influx of deposits when the acquisition of another local bank in its market area by a regional bank resulted in the Bank becoming the only locally owned bank in Union County.

Results of Operations

Replace second and third paragraphs with the following:

    For the year ended December 31, 1994, interest income increased $1,290,938 to $8,103,087, or 19.0% above the 1993 level, primarily due to increased volume of interest earning assets. Interest and fees on loans increased $929,813 in 1994 due to loan growth and prime rate increases. The prime rate increased from 6.00% to 8.50% during 1994. Interest on investment securities increased $280,418 in 1994 due to additional investments. Interest income for the year ended December 31, 1993 was $6,812,149, a 3.8% decrease from 1992, primarily as the result of a decrease in the average yield from 8.23% to 7.58%.

    For the year ended December 31, 1994, interest expense increased $461,854, or 16.9% from $2,726,223 in 1993. The increase was primarily due to a 14.8% increase in average interest-bearing deposits. Interest expense on time deposits increased $211,249 in 1994 due primarily to higher deposit balances. For the year ended December 31, 1993, interest expense decreased $607,026, or 18.2% from the 1992 level of $3,333,249, primarily as the result of a decline in the average cost of funds from 4.38% to 3.5%.

Replace the fourth paragraph with the following three paragraphs:

    The provision for loan losses decreased from $550,000 in 1993 and $545,000 in 1992 to $264,000 in 1994. The related allowance for loan losses increased from $1,298,156 in 1993 to $1,314,606 in 1994. Net charge-offs in 1994 decreased to $247,550 from $460,128 in 1993, and non-accrual and restructured loans decreased from approximately $1,206,000 at December 31, 1993 to $814,000 at December 31, 1994.

    The Bank uses the allowance method to provide for possible loan losses. The provision for loan losses is based upon management's estimate of the amount needed to maintain the allowance for loan losses at an adequate level to cover inherent risk of loss in the loan portfolio. In determining the provision amount, management gives consideration to current and anticipated economic conditions, the growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, and other risk factors. The increased provisions in each of 1992 and 1993 reflect management's anticipation of charge offs relating to two particular commercial loans, as well as management's uncertainty as to future economic conditions following the general national economic downturn in the prior two years. The Bank's decision to decrease its provision in 1994 was primarily the result of the charge offs in 1993 and 1994 with respect to these two loans. Following these charge-offs, the

Bank performed an analysis of the remaining balance of its loan portfolio and determined that due to the performance of the remaining loans, a reduction in the provision in 1994 was justified. Furthermore, management's decision to decrease the provision in 1994 was influenced by the continued economic growth in Union and Mecklenburg Counties as a result of the continued growth in the Charlotte area. Such growth has resulted in increases in population and housing starts. In addition, unemployment in the area has remained below the national and state averages, and the employment rate has increased. Such economic factors have had a positive impact on the credit risks associated with the Bank's loan portfolio and led management to conclude that a decrease in the provision was justified.

    Management of the Bank continues to monitor the amount of its provision, and should the economic considerations described above become less favorable, management could provide for increased provisions in the future. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based upon their analysis of information available to them at the time of their examination.

Insert after last paragraph:

    Income tax expense was $561,400 in 1994 compared to $437,997 in 1993. The increase was primarily a result of the increase in income before income taxes. Income tax expense increased $145,305 from 1992 to 1993 primarily as a result of the increase in income before income taxes. The effective tax rate increased from 26.2% in 1992 to 30.1% in 1993 primarily because the percentage increase in tax exempt interest income was less than the percentage increase in income before income taxes.

                                             BANK OF UNION AND SUBSIDIARY
                                                      SCHEDULE I
                                      Average Balances and Interest Yields/Rates


                                                                    1994                                      1993
                                                      Income/     Average       Average          Income/     Average      Average
                                                      Expense     Balance       Yield/Rate       Expense     Balance     Yield/Rate
(In thousands)

Interest-earning assets:
    Interest-bearing bank deposits                    $  131      $  3,017         4.34%         $   49      $ 1,497        3.27%
    Investment securities - taxable                      944        17,368         5.44             714       12,530        5.70
    Investment securities - nontaxable                   406         6,595         6.16             356        5,455        6.53
    Loans, net                                         6,553        75,823         8.64           5,623       67,992        8.27
    Federal funds sold                                    69         1,615         4.27              70        2,399        2.92
             Total interest - earning assets           8,103       104,418         7.76           6,812       89,873        7.58
    Cash and due from Bank                                           5,253                                     4,615
    Other assets                                                     3,525                                     3,297
             Total assets                                         $113,196                                   $97,785


Interest-bearing liabilities:
    Demand deposits (NOW)                             $  216      $ 11,310         1.91%         $  200      $10,104        1.98%
    Savings                                              143         6,495         2.20             116        4,861        2.39
    Insured money market                                 333        14,596         2.28             308       13,596        2.27
    Time deposits                                      2,279        52,611         4.33           2,067       48,002        4.31
    Short-term borrowings                                 96         2,586         3.71              30        1,308        2.29
    Other borrowings                                     121         1,865         6.49               5           82        6.10
             Total interest-bearing liabilities        3,188        89,463         3.56           2,726       77,953        3.50
    Demand deposits                                                 13,472                                    10,649
    Other liabilities                                                  720                                       704
    Stockholders' equity                                             9,541                                     8,479
             Total liabilities and stockholders'
               equity                                             $113,196                                   $97,785


Net interest - income and spread                      $4,915                       4.20%         $4,086                     4.08%

Net yield on earning assets                                                        4.71%                                    4.55%

Nonaccruing loans are included in the average loan balances for all periods presented.

                                               BANK OF UNION AND SUBSIDIARY
                                                 SCHEDULE I, (Continued)
                                            Volume and Rate Variance Analysis


                                                               From  December 31, 1993 to December  31, 1994
                                                               Increase  (Decrease)  Due to Change In*
(In thousands)                                                Rate              Volume             Total Change

Interest income:
    Interest-bearing bank deposits                            $ 24                $   58                  $   82
    Investment securities - taxable                            (39)                  269                     230
    Investment securities - nontaxable                         (22)                   72                      50
    Loans, net                                                 267                   663                     930
    Federal funds sold                                          27                   (28)                     (1)
                                                              ----                ------                  ------
             Total interest income                             257                 1,034                   1,291
                                                              ----                ------                  ------
Interest expense:
    Demand deposits (NOW)                                       (7)                   23                      16
    Savings                                                    (11)                   38                      27
    Insured money market                                         2                    23                      25
    Time deposits                                               11                   201                     212
    Short-term borrowings                                       28                    38                      66
    Other borrowings                                             4                   112                     116
                                                              ----                ------                  ------
             Total interest expense                             27                   435                     462
                                                              ----                ------                  ------
Net interest income                                           $230                $  599                  $  829
                                                              ====                ======                  ======


                                                                 From  December 31, 1992 to December  31, 1993
                                                                 Increase  (Decrease)  Due to Change In*
(In thousands)                                                Rate              Volume             Total Change
Interest income:
    Interest-bearing bank deposits                           $ (23)               $  68                  $  45
    Investment securities - taxable                           (171)                (177)                  (348)
    Investment securities - nontaxable                          -                    14                     14
    Loans, net                                                (362)                 367                      5
    Federal funds sold                                          (7)                  23                     16
                                                             -----                -----                  -----
             Total interest income                            (563)                 295                   (268)
                                                             -----                -----                  -----
Interest expense:
    Demand deposits (NOW)                                      (65)                  31                    (34)
    Savings                                                    (17)                  37                     20
    Insured money market                                       (87)                  15                    (72)
    Time deposits                                             (417)                (137)                  (554)
    Short-term borrowings                                       (9)                  37                     28
    Other borrowings                                             1                    4                      5
                                                             -----                -----                  -----
             Total interest expense                           (594)                 (13)                  (607)
                                                             -----                -----                  -----
Net interest income                                          $  31                $ 308                  $ 339
                                                             =====                =====                  =====

*Changes attributable to rate/volume are allocated to both rate and volume on an equal basis.

                                              BANK OF UNION AND SUBSIDIARY
                                                       SCHEDULE II
                                                  Investment Portfolio


                                                                           1994                        1993
                                                                    ----------------             ----------
                                                                      Book        Market          Book        Market
                                                                     Value         Value         Value         Value

(In thousands)

U.S. Treasury held to maturity                                      $ 5,968         $ 5,734        $  -          $  -
U.S. Treasury available for sale                                      2,010           1,958          6,230        6,367
U.S. Government Agency Obligations
   held to maturity                                                   7,928           7,779            -            -
U.S. Government Agency Obligations
   available for sale                                                 5,116           4,793          7,044        7,067
States and political subdivisions
   (nontaxable) held to maturity                                      7,180           7,166          5,666        6,291
                                                                    -------         -------        -------      -------
                                                                    $28,202         $27,430        $18,940      $19,725
                                                                    =======         =======        =======      =======



                                                                 December 31, 1994
                                                             After One Year      After Five Years
                                           Due Within          but Within            but Within            After
                                           One Year            Five Years            Ten Years          Ten Years
                                        Amount     Yield     Amount     Yield     Amount     Yield    Amount    Yield

(In thousands)

U.S. Treasury held to maturity            $  992    5.28%    $ 4,976     5.97%     $  -         - %    $  -         - %
U.S. Treasury available for
   sale                                      -         -       2,010     6.85         -           -        -        -
U.S. Government Agency Obliga-
   tions held to maturity                  3,480    6.18       4,246     7.20         -         -         202     5.44
U.S. Government Agency Obliga-
   tions available for sale                  -        -        3,467     5.74         955     6.34        694     5.86
States and political subsdivi-
   sions (nontaxable) held to
   maturity                                                    3,756    10.27       1,587     9.98      1,837     9.38
                                          ------    ----     -------    -----      ------     ----     ------     ----
          Total                           $4,472    5.98%    $18,455     5.36%     $2,542     6.23%    $2,733     6.71%
                                          ======    ====     =======    =====      ======     ====     ======     ====

Yields related to securities exempt from both federal and state income taxes, federal income taxes only, or state income taxes only are stated on a fully tax-equivalent basis in the above table. They are reduced by the nondeductible portion of interest expenses, assuming a federal tax rate of 34% and a North Carolina state tax rate of 7.83%.

                                             BANK OF UNION AND SUBSIDIARY
                                                     SCHEDULE III
                                                    Loan Portfolio


                                                                   1994                             1993
                                                            -----------------                -----------
                                                                           Percent                         Percent
                                                                              of                              of
                                                            Amount          Total             Amount         Total

(In thousands)

Commercial and agriculture                                    $53,039          63.20%          $48,151          65.52%
Real estate, construction                                       4,962           5.91             4,635           6.31
Real estate, mortgage                                           9,162          10.92             4,649           6.33
Installment                                                    15,951          19.00            14,606          19.87
Mortgage loans held for sale                                      813           0.97             1,448           1.97
                                                              -------         ------           -------         ------
Total                                                         $83,927         100.00%          $73,489         100.00%
                                                              =======         ======           =======         ======


                Maturity and Sensitivity to Change in Interest Rates


                                                                 December 31,1994
                                                                         After One
                                                                           Year
                                                              One         through             After
                                                             Year          Five                Five
                                                           or Less         Years              Years          Total
(In thousands)

Commercial and agriculture                                    $39,549         $13,490          $   -           $53,039
Real estate, construction                                       3,372           1,590              -             4,962
                                                              -------         -------          -------         -------
               Total                                          $42,921         $15,080          $   -           $58,001
                                                              =======         =======          =======         =======

                                                                                                 December 31,
                                                                                                     1994
Predetermined interest rate                                                                              $40,942
Floating or adjustable interest rate                                                                      42,985
               Total                                                                                     $83,927


                                                                                                   December 31,
Nonaccrual Loans                                                                                   1994        1993
----------------                                                                                   ----        ----
(In thousands)

Principal balance outstanding                                                                        488         411
Interest income that would have been recorded
    if the loans had been current and accruing                                                        36          68


The accrual of interest is generally discontinued on all loans that become ninety days past due as to principal or interest unless they are well collateralized and in the process of collection. Loans greater than ninety days past due as to principal or interest payments and still accruing are $22 and $3 at December 31, 1994 and 1993.


Restructured Loans
As of December 31, 1994, the balance of restructured loans was $625,000. As of December 31, 1993, restructured loans amounted to $795,000.

                           SIGNATURES

   Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BANK OF UNION
                                      -----------------------------
                                                 (Bank)

November 8, 1995                      By: /s/ H. Clark Goodwin
                                          --------------------------
                                          H. Clark Goodwin, President
                                          and Chief Executive Officer


   Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 2 has been signed below by the following persons on behalf of the Bank and in the capacities and on the dates indicated.


/s/ Charla L. Kurtz                          November 8, 1995
-------------------------------
Charla L. Kurtz, Controller (principal
   financial and accounting officer)

/s/ John A. Crook, Jr.                       November 8, 1995
-------------------------------
John A. Crook, Jr., Director

/s/ J. Earl Culbreth                         November 8, 1995
-------------------------------
J. Earl Culbreth, Director

                                             November  , 1995
--------------------------------
Dennison A. Davis, Director

/s/ Wm C. Deskins                            November 8, 1995
--------------------------------
Dr. William C. Deskins, Director

/s/ James B. Fincher                         November 8, 1995
--------------------------------
James B. Fincher, Director

/s/ H. Clark Goodwin                         November 8, 1995
--------------------------------
H. Clark Goodwin, President, Chief
Executive Officer and Director
(principal executive officer)

                                             November  , 1995
--------------------------------
Earl J. Haigler, Director

/s/ Frank H. Hawfield, Jr.                   November 8, 1995
--------------------------------
Frank H. Hawfield, Jr., Chairman

                                             November  , 1995
--------------------------------
Charles E. Hulsey, Director

/s/ Callie F. King                           November 8, 1995
--------------------------------
Callie F. King, Director

/s/ Joseph L. Little                         November 8, 1995
--------------------------------
Joseph L. Little, Director

/s/ Fred C. Long                             November 8, 1995
--------------------------------
Fred C. Long, Director

/s/ Jerry E. McGee                           November 8, 1995
--------------------------------
Dr. Jerry E. McGee, Director

/s/ David C. McGuirt                         November 8, 1995
--------------------------------
David C. McGuirt, Director

                                             November  , 1995
--------------------------------
Lane D. Vickery, Director